UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Harvard Apparatus Regenerative Technology, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

41690A 106

(CUSIP Number)

Chad J. Porter, Esq.

Burns & Levinson LLP

125 Summer Street

Boston, Massachusetts 02110

(617) 345-3000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 1, 2015

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1.	NAMES OF REPORTING PERSON David Green
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 900,612
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 900,612
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 900,612
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.7%*
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 41690A 106	13D	Page 3 of 8

Explanatory Note

This Amendment No. 3 to Schedule 13D (“Amendment No. 3”) amends and supplements Amendment No. 2 to the Schedule 13D as filed by the Reporting Person with the Securities and Exchange Commission on February 12, 2014 (“Amendment No. 2”) with respect to shares of common stock, par value $0.01 per share of Harvard Apparatus Regenerative Technology, Inc.

Amendment No. 3 restates the disclosure in Amendment No. 2 and is being filed to update the aggregate amount of securities directly beneficially owned by the Reporting Person to reflect the occurrence of certain events, including, among others, the vesting of 145,125 stock options held by the Reporting Person on January 1, 2015 and the acquisition of 50,000 shares of common stock by the Reporting Person in Harvard Apparatus Regenerative Technology, Inc.’s public offering on February 18, 2015.

Item 1. Security and Issuer.

This Amendment No. 3 relates to the common stock, par value $0.01 per share (the “Shares”) of Harvard Apparatus Regenerative Technology, Inc. (the “Issuer”). The address of the principal executive offices of the Issuer is 84 October Hill Road, Suite 11, Holliston, MA 01746.

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Item 2. Identity and Background.

(a)	This statement is filed by David Green (the “Reporting Person”).

(b)	The Reporting Person’s business address is Harvard Apparatus Regenerative Technology, 84 October Hill Road, Suite 11, Holliston, MA 01746.

(c)	The Reporting Person’s principal occupation is President and Chief Executive Officer of the Issuer.

(d)	The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	The Reporting Person has not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of the United Kingdom.

CUSIP No. 41690A 106	13D	Page 5 of 8

Item 3. Source or Amount of Funds or Other Consideration.

410,882 Shares beneficially owned by the Reporting Person as of February 18, 2015 were acquired as a result of equity issuances pertaining to the spin-off of the Issuer (the “Spin-Off”) by Harvard Bioscience, Inc. (“HBIO”), and are comprised of (i) 335,882 Shares beneficially owned directly by the Reporting Person and (ii) 75,000 Shares beneficially owned indirectly by the Reporting Person through the David Green 2013 Annuity Trust (the “Trust”) by virtue of the Reporting Person’s voting and investment control over the securities held by the Trust. The Reporting Person also holds 2,377 Restricted Stock Units of the Issuer (the “Restricted Stock Units”) that do not vest within 60 days of February 18, 2015.

The Spin-Off was effectuated through the distribution on November 1, 2013 of all of the Shares to the stockholders of record of HBIO on October 21, 2013, including the Reporting Person and the Trust.

In addition, 439,730 Shares beneficially owned by the Reporting Person as of February 18, 2015 represent options to purchase common stock of the Issuer that may be acquired within 60 days following February 18, 2015 (the “Options”), comprised of (i) a grant of options to acquire up to 52,730 Shares that are a portion of the options acquired by the Reporting Person on November 1, 2013 in connection with the Spin-Off as a result of the Reporting Person’s ownership of options to purchase common stock of HBIO (the “Spin Options”), (ii) a grant of options to acquire up to 580,502 Shares that were acquired by the Reporting Person on November 18, 2013 which vest annually in four equal annual installments on January 1 of each year for four years commencing on January 1, 2014, 290,250 of which may be acquired within 60 days following February 18, 2015 and (iii) a grant of options to acquire up to 290,251 Shares that were acquired by the Reporting Person on November 18, 2013 which vest in three equal installments subject to the achievement of certain milestone targets as determined by the Board of Directors of the Issuer, 96,750 of which may be acquired within 60 days following February 18, 2015 (the foregoing clauses (ii) and (iii) are referred to herein as the “Separation Grants”).

The Spin Options and Restricted Stock Units were each acquired by the Reporting Person in connection with adjustments to the outstanding equity awards of HBIO which were made to reflect the impact of the Spin-Off. The share amounts and exercise prices of the adjusted HBIO awards and the Spin Options and Restricted Stock Units issued in connection therewith were each set in a manner to ensure the intrinsic value held by the Reporting Person pertaining to the existing HBIO award was maintained immediately following the Spin-Off.

The Separation Grants were intended to provide the Reporting Person an immediate equity interest in the Issuer in order to align the Reporting Person’s interests with those of the Issuer’s stockholders; and to induce the Reporting Person to execute his employment agreements with the Issuer pertaining to his role as Chief Executive Officer of the Issuer, and to waive certain rights of the Reporting Person under his employment agreement with HBIO, which was terminated in connection with the Spin-Off.

In addition, the Shares beneficially owned by the Reporting Person as of February 18, 2015, includes 50,000 Shares that the Reporting Person used personal funds to purchase in the Issuer’s public offering consummated on February 18, 2015 (“Public Offering Shares”).

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Item 4. Purpose of Transaction.

All of the Shares owned by the Reporting Person were received upon the completion of the Spin-Off or pursuant to the Separation Grants or were acquired to increase the Reporting Person’s ownership in the Issuer.

The Reporting Person does not have any plans or proposals which relate to or would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, except that the Reporting Person expects to receive additional grants of restricted stock units and options to purchase common stock in the future as an employee of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer or a material amount of assets of the Issuer or of any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	Any action similar to any of those enumerated above.

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Item 5. Interest in Securities of the Issuer.

(a),(b) The aggregate number of Shares beneficially owned by the Reporting Persons is 900,612 as of the close of business on February 18, 2015, which includes 439,730 Shares that may be acquired within 60 days following the date of this Amendment No. 3 upon the exercise of options to purchase common stock held by the Reporting Person. The aggregate number of Shares beneficially owned by the Reporting Person represents an 8.7% ownership interest of the Issuer based upon 9,947,377 shares of the Issuer’s common stock outstanding as of February 18, 2015, plus the 439,730 option shares referenced above.

The Reporting Person has the sole power to vote and dispose of the Shares that he holds.

(c)	The Reporting Person has not effected any transactions in the Issuer’s common stock during the past 60 days, other than the acquisition of the Public Offering Shares.

(d)	None.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The following documents and descriptions regarding contracts, arrangements, understandings or relationships with respect to securities of the Issuer are herein incorporated by reference:

(a)	Employment Agreement between the Issuer and David Green, dated October 31, 2013, filed as Exhibit 10.6 to the Issuer’s Form 8-K filed with the SEC on November 6, 2013;

(b)	Form of Incentive Stock Option Agreement, filed as Exhibit 10.8 to the Issuer’s Form 10 filed with the SEC on July 31, 2013;

(c)	Form of Non-Qualified Stock Option Award Agreement, filed as Exhibit 10.11 to the Issuer’s Form 10 filed with the SEC on July 31, 2013; and

(d)	Form of Deferred Stock Award Agreement, filed as Exhibit 10.13 to the Issuer’s Form 10 filed with the SEC on July 31, 2013.

Item 7. Material to Be Filed as Exhibits.

None.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 19, 2015	/s/ David Green
David Green